UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2025
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Waldencast plc Announces Q2 2025 Financial Results and provides Q3 2025 Trading Update
On November 24, 2025, Waldencast plc provided business and financial updates by way of a press release for the three and six months ended June 30, 2025 and a trading update for the three months ended September 30, 2025. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Report on Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated November 24, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: November 24, 2025	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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